Exhibit 7.1

Computation of ratios of earnings to combined fixed charges (and preference share dividends)

For the purpose of calculating the ratios, earnings consist of income from continuing operations before taxation and non-controlling interests, plus fixed charges, and after deduction of the unremitted pre-tax income of associated undertakings. Fixed charges consist of total interest expense, including or excluding interest on deposits, as appropriate, dividends on preference shares and other equity instruments, as applicable, and the proportion of rental expense deemed representative of the interest factor.

	2012 US$m	2011 US$m	2010 US$m	2009 US$m	2008 US$m

Profit before tax	20,649	21,872	19,037	7,079	9,307
Dividends received from associates	489	304	441	414	655
Share of profit in associates and joint ventures	(3,557)	(3,264)	(2,517)	(1,781)	(1,661)

Fixed charges	23,056	27,768	23,246	26,201	60,654
– interest on deposits	20,306	24,786	20,465	23,328	56,822
– rental expense and other charges[1]	2,750	2,982	2,781	2,873	3,832

Earnings[2]
– excluding interest on deposits	20,331	21,894	19,742	8,585	12,133
– including interest on deposits	40,637	46,680	40,207	31,913	68,955

Preference share dividends[3]	759	699	574	374	255

Combined fixed charges and preference share dividends
– excluding interest on deposits	3,509	3,681	3,355	3,247	4,087
– including interest on deposits	23,815	28,467	23,820	26,575	60,909

1	Includes an estimate of the interest in rental expense, charges incurred in respect of subordinated liabilities and interest on preference shares.
2	Includes profit before tax, dividends received from associates, and fixed charges, less share of profit in associates and joint ventures.
3	Dividends on preference shares and other equity instruments.